M17 Entertainment Limited

13F, No. 2, Sec. 5, Xinyi Road

Xinyi District, Taipei City 110, Taiwan

Republic of China

August 2, 2018

VIA EDGAR

Ms. Barbara C. Jacobs, Assistant Director
Mr. Bernard Nolan, Attorney-Adviser
Mr. Stephen Krikorian, Accountant Branch Chief
Ms. Amanda Kim, Staff Accountant
Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                   M17 Entertainment Limited
Registration Statement on Form F-1 (Registration File No. 333-224894)

Dear Ms. Jacobs, Mr. Nolan, Mr. Krikorian and Ms. Kim:

Please be advised that M17 Entertainment Limited (the “Company”) hereby requests withdrawal of the above-mentioned registration statement (the “Registration Statement”), including all amendments and exhibits thereto, pursuant to Rule 477 of the Securities Act of 1933, as amended, on the grounds that market conditions in the United States do not at this time support a public offering of the American Depositary Shares representing the ordinary shares of the Company. The Company hereby confirms that it has not sold any securities in connection with the Registration Statement.

[Signature page follows]

Very truly yours,

M17 Entertainment Limited

By:	/s/ Joseph Jiexian Phua
Name:	Joseph Jiexian Phua
Title:	Director and Group Chief Executive officer

[Signature page to the Request to Withdraw Registration Statement]